UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Gensym Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37245R107

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street

Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TRILOGY, INC. 74-2887051

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,391,643

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)    Based on a total of 7,923,404 shares outstanding of Common Stock of the Issuer as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed August 8, 2007.

CUSIP No. 37245R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VERSATA ENTERPRISES, INC. 20-5141646

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,391,643

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)    Based on a total of 7,923,404 shares outstanding of Common Stock of the Issuer as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed August 8, 2007.

CUSIP No. 37245R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,391,643

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)    Based on a total of 7,923,404 shares outstanding of Common Stock of the Issuer as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed August 8, 2007. Mr. Liemandt disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him.

Item 1.	Security and Issuer

This Statement (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Gensym Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 52 Second Avenue, Burlington, Massachusetts  01803.

This Statement is being filed by Trilogy, Inc. (“Trilogy”), Versata Enterprises, Inc. (“Versata”), a wholly-owned subsidiary of Trilogy, and Joseph A. Liemandt, collectively (the “Reporting Persons”).

Item 2.	Identity and Background
2.1 Trilogy:

(a)           This Statement is filed by Trilogy, a Delaware corporation.  The names of the directors and executive officers of Trilogy, their citizenship and present principal occupation or employment are set forth on Schedule I hereto, which schedule is incorporated herein by reference.

(b) The principal executive offices of Trilogy are located at 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730.

(c)           Trilogy is engaged in providing technology powered business services that result in transformational economic value for its customers.  Trilogy also sells enterprise software and related services through its wholly-owned subsidiary Versata.

(d) and (e)              During the past five years, neither Trilogy, nor, to the best of Trilogy’s knowledge, any other person named on Schedule I, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the persons named in Schedule I are citizens of the United States.
2.2 Versata:

(a)           This Statement is filed by Versata, a Delaware corporation.  The names of the directors and executive officers of Versata, their citizenship and present principal occupation or employment are set forth on Schedule II hereto, which schedule is incorporated herein by reference.

(b) The principal executive offices of Versata are located at 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730.

(c)           Versata provides solutions for automating and simplifying the building, maintenance and ongoing evolution of large, complex, data-intensive enterprise applications and for managing and auditing product and asset portfolios.  Versata’s business rules solution effectively and efficiently replaces time-intensive hand-coding efforts with simple, intuitive business rules and graphical process flow specifications, thereby accelerating implementation timing and enabling customers to deliver targeted functionality and integration.

(d) and (e)              During the past five years, neither Versata, nor, to the best of Versata’s knowledge, any other person named on Schedule II, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the persons named in Schedule II are citizens of the United States.
2.3 Joseph A. Liemandt:
(a) This statement is filed by Joseph A. Liemandt.
(b) The principal executive office of Josepha A. Liemandt is located at 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730.
(c) Joseph A. Liemandt is the President and Chief Executive Officer of Trilogy, Inc. and is the Chairman of the Board of Directors of Trilogy, Inc.

(d) and (e)              During the past five years, Joseph A. Liemandt, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Joseph A. Liemandt is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.

Item 4.	Purpose of Transaction

On August 13, 2007, the Board of Directors of the Issuer announced that it had signed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Issuer will be acquired by Versata.  As a condition to Versata entering into the Merger Agreement, a stockholder agreement, dated as of August 13, 2007, was entered into among Versata, the Issuer, Robert B. Ashton, John A. Shane, David A. Smith and Thomas E. Swithenbank (the “Stockholder Agreement”), pursuant to which the signing stockholders, in their respective capacities as stockholders of the Issuer, each agreed, among other things, to vote their shares of the Issuer’s stock in favor of the Merger Agreement and the transactions contemplated therein.  The signing stockholders also irrevocably granted to and appointed Versata as their proxy, to vote their shares in favor of the Merger Agreement and the transactions contemplated therein at any meeting of the Issuer’s stockholders.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Persons may be deemed to beneficially own 1,391,643 shares of Common Stock or 17.6% of the Issuer.

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Trilogy	1,391,643	0	0	0
Versata	1,391,643	0	0	0
Joseph A. Liemandt	1,391,643	0	0	0

(c) There have been no transactions by the Reporting Persons or the persons whose names are listed on Schedules I or II in securities of the Issuer during the past sixty days.

(d)           No one other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 13, 2007, the Board of Directors of the Issuer announced that it had signed the Merger Agreement.  As a condition to Versata entering into the Merger Agreement, the Stockholder Agreement was entered into among Versata, the Issuer, Robert B. Ashton, John A. Shane, David A. Smith and Thomas E. Swithenbank, pursuant to which the signing stockholders, in their respective capacities as stockholders of the Issuer, each agreed, among other things, to vote their shares of the Issuer’s stock in favor of the Merger Agreement and the transactions contemplated therein.  The signing stockholders also irrevocably granted to and appointed Versata as their proxy, to vote their shares in favor of the Merger Agreement and the transactions contemplated therein at any meeting of the Issuer’s stockholders.

Item 7.	Material to Be Filed as Exhibits

1.      Stockholder Agreement, dated as of August 13, 2007, among the Issuer, Versata, Robert B. Ashton, John A. Shane, David A. Smith and Thomas E. Swithenbank.

2.      Joint Filing Agreement, dated as of August 17, 2007, among Trilogy, Versata and Joseph A. Liemandt.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

TRILOGY, INC.

	By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt
		Title:	President and Chief Executive Officer

VERSATA ENTERPRISES, INC.

	By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt
		Title:	Assistant Secretary

	By:	/s/ Joseph A. Liemandt
		Name:	Joseph A. Liemandt

Schedule I

Trilogy, Inc. Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Trilogy, Inc. is set forth below.  The business address of each executive officer and director of Trilogy, Inc. is c/o Trilogy, Inc., 6011 West Courtyard Dr., Suite 300, Austin, TX 78730.  All of the persons listed below are United States citizens.

Name	Position with Trilogy, Inc.	Principal Occupation (if different)
Joseph A. Liemandt	Mr. Liemandt founded Trilogy and has been a director since 1989. Mr. Liemandt has been Trilogy’s President and Chief Executive Officer since its founding.

Diane Liemandt-Reimann	Ms. Liemandt-Reimann has been a director of Trilogy since 1994.

Charles I. Frumberg	Mr. Frumberg has been a director of Trilogy since 1992.	Mr. Frumberg has been a managing member of Emancipation Capital LLC since 2002. Prior to joining Emancipation Capital, Mr. Frumberg was Co-Head of Equities at SG Cowen from 1998 to 2002.

Arthur J. Marks	Mr. Marks has been a director of Trilogy since 1992.

Mr. Marks founded Valhalla Partners in 2002, a venture capital partnership, and has been a general partner since. Prior to founding Valhalla Partners, Mr. Marks was a general partner at NEA, a venture capital partnership, from 1983 until 2001.

Dennis R. Cassell	Mr. Cassell has been a director of Trilogy since 1992.	Mr. Cassell has been a partner of the law firm Haynes and Boone, LLP for more than the past seven years.

Sean P. Fallon	Mr. Fallon is Trilogy’s Vice President of Finance and acting Chief Financial Officer. Since joining Trilogy in 1999, Mr. Fallon has also served as Trilogy’s Treasurer.

Lance A. Jones	Mr. Jones has been Trilogy’s Vice President and General Counsel since 2000. In 2005, Mr. Jones was also named Trilogy’s Secretary. Mr. Jones joined Trilogy in 1992.

Schedule II

Versata Enterprises, Inc. Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Versata Enterprises, Inc. is set forth below.  The business address of each executive officer and director of Versata Enterprises, Inc. is c/o Versata Enterprises, Inc., 6011 West Courtyard Dr., Suite 300, Austin, TX 78730.  All of the persons listed below are United States citizens.

Name	Position with Versata Enterprises, Inc.	Principal Occupation (if different)
Joseph A. Liemandt	Mr. Liemandt has been a director since 2006. Mr. Liemandt has been Versata’s Assistant Secretary since its founding in 2006.	Mr. Liemandt founded Trilogy, Inc. and has been a director of Trilogy since 1989. Mr. Liemandt has been Trilogy’s President and Chief Executive Officer since its founding.

Sean P. Fallon	Mr. Fallon has been a director since Versata’s founding in 2006. Mr. Fallon has been Versata’s Vice President of Finance and Chief Financial Officer since its founding in 2006.	Mr. Fallon is Trilogy, Inc.’s Vice President of Finance and since 2004 has been acting as Chief Financial Officer. Since joining Trilogy in 1999, Mr. Fallon has also served as Trilogy’s Treasurer.

Dennis R. Cassell	Mr. Cassell has been a director since Versata’s founding in 2006.	Mr. Cassell has been a partner of the law firm Haynes and Boone, LLP for more than the past seven years.

Randall Jacops	Mr. Jacops has been Versata’s President and Chief Executive Officer since its founding in 2006.

Chris Smith	Mr. Smith has been Versata’s Vice President and Chief Operating Officer since its founding in 2006.

Lance A. Jones	Mr. Jones has been Versata’s Vice President, General Counsel and Secretary since its founding in 2006.	Mr. Jones has been Trilogy Inc.’s Vice President and General Counsel since 2000. In 2005, Mr. Jones was also named Trilogy’s Secretary. Mr. Jones joined Trilogy in 1992.

EXHIBIT INDEX

Exhibit No.
Exhibit 1	Stockholder Agreement, dated as of August 13, 2007, among the Issuer, Versata, Robert B. Ashton, John A. Shane, David A. Smith and Thomas E. Swithenbank.

Exhibit 2	Joint Filing Agreement, dated as of August 17, 2007, among Trilogy, Versata and Joseph A. Liemandt.